Filer: Sprott Physical Gold Trust

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Central GoldTrust

Commission File No. 001-32934

Date: December 2, 2015

SPROTT ISSUES OPEN LETTER TO UNITHOLDERS OF CENTRAL GOLDTRUST AND SILVER BULLION TRUST

Purpose Investments Transaction is a Desperate Attempt by the Spicers to Preserve Fees

Proposed Transaction is Highly Conditional and Risks Significant Redemptions

Certain Required Approvals for Similar Conversions Would Be Expected to
Take Six to Nine Months, Or Longer1

Time to Act is Now — Join the Majority Who Have Tendered to the Sprott Offer for Central GoldTrust

TORONTO, Dec. 2, 2015 — Sprott Asset Management LP (“Sprott” or “Sprott Asset Management”), together with Sprott Physical Gold Trust (NYSE:PHYS) (TSX:PHY.U) and Sprott Physical Silver Trust (NYSE:PSLV) (TSX:PHS.U), today issued the following letter to unitholders of Central GoldTrust (“GTU”) (TSX: GTU.UN, GTU.U) (NYSEMKT:GTU) and Silver Bullion Trust (“SBT”) (TSX: SBT.UN, SBT.U) in connection with Sprott’s offer to acquire all of the outstanding units of GTU and SBT (the “Sprott offers”).

The full text of the letter is as follows:

Dear Unitholder,

The Trustees of GTU and SBT have made clear their intentions. They have entered into an agreement with Purpose Investments that will put your investment at significant risk in order to protect their own fees. You made the choice to invest in a closed-end physical bullion security, and now the Spicers and their Trustees are ignoring this choice, and betraying the principles of physical bullion securities, to ensure they continue to profit.

The Purpose Investments transaction would convert your security to an open-ended ETF. Similar transactions have resulted in redemptions of greater than 50% of assets in the first three months of trading as an ETF. There is no reason to believe something similar will not occur with your investment, given the competitive landscape of the bullion ETF market. In short, you made the decision to invest in physical bullion, and the Trustees of GTU and SBT see fit to offer you a sub-standard investment. Do not be fooled.

The proposed transaction with Purpose is highly conditional, and may yet prove to be a defensive measure by the Spicers, as there is no guarantee, or likelihood, that it will close. Such a drastic step is a reflection of their weak position. GTU and SBT have been plagued by significant underperformance, gross mismanagement and questionable side payments to the Trustees and other friends of the Spicer family.

This transaction was principally negotiated by the Spicers themselves, not the Trustees, and there are undisclosed financial arrangements between the Spicers and Purpose. This is especially troublesome, given the history of fees and self-dealing involving the Spicers and their bullion products.

1 Please see Sprott’s press release dated November 30, 2015 for a discussion of each of these points.

The Sprott offers provide you with an immediate and real premium, certainty, and most importantly, a direct investment in physical bullion. The GTU and SBT transaction with Purpose Investments offers you none of these things.

This proposed conversion presents a number of considerable risks, many of which the GTU and SBT Trustees have declined to disclose. The tax consequences to GTU and SBT unitholders of the anticipated significant redemptions that are likely to occur at GTU and SBT are highly uncertain, and the Trustees have elected to remain silent on the issue. Until further details are provided, it is reasonable to believe that U.S. unitholders are likely to be subject to material taxes. There is no possibility for unitholders to access their physical gold or silver bullion in this investment structure, and ETFs are designed to ensure that GTU and SBT will not trade at a premium, even in a gold or silver bull market.

We urge you to not be distracted by this desperate attempt and to tender into the Sprott offers. The Sprott offers represent an opportunity to preserve the nature of your investment, receive an immediate premium, close the historical discounts to NAV, and participate in a security that trades at, near or above NAV.

With the support of the majority of your fellow unitholders, we will take the necessary steps to remove the Trustees of GTU and SBT and call a special meeting to allow you to vote on the Sprott offers.  You have the right to decide. Those have not yet tendered to the Sprott offers, we urge you to tender your units today.

Thank you for your support.

Sincerely,

John Wilson

CEO, Sprott Asset Management

Soliciting Dealer Information

Sprott is committed to providing GTU and SBT unitholders with an opportunity to own a superior product. In order to reach these unitholders, as is common in transactions with a large retail base, Sprott has agreed to pay to each soliciting dealer a solicitation fee of US$0.1358 per GTU unit and US$0.0448 per SBT unit deposited through such soliciting dealer if such unit is either (i) taken-up and paid for under the applicable Sprott offer, or (ii) provided the Merger Transaction (as defined in the applicable Sprott offer) is completed, deemed to be withdrawn from the applicable Sprott offer under the Merger Election (as defined in the applicable Sprott offer), subject to a minimum fee of US$50.00 and a maximum fee of US$1,500.00 with respect to each beneficial unitholder of GTU or SBT and a minimum deposit of 300 GTU units or 1,000 SBT units. Where units deposited and registered in a single name are beneficially owned by more than one person, only one minimum and maximum amount will be applied.

Sprott Private Wealth LP is acting as dealer manager for the soliciting dealer groups in Canada, which groups will consist of members of the Investment Industry Regulatory Organization of Canada and the Toronto Stock Exchange. Sprott Global Resource Investments, Ltd. is acting as dealer manager for the soliciting dealer groups in the United States, which groups will consist of members of the Financial Industry Regulatory Authority.

Inquiries regarding the soliciting dealer groups may be directed to Glen Williams, Director of Communications for the Sprott Group at 1-416-943-4394.

GTU and SBT unitholders who have questions regarding the Sprott offers, are encouraged to contact Sprott Unitholders’ Service Agent, Kingsdale Shareholder Services, at 1-888-518-6805 (toll free in North America) or at 1-416-867-2272 (outside of North America) or by e-mail at contactus@kingsdaleshareholder.com.

For more information, unitholders can visit www.sprottadvantage.com.

Additional Details of the Sprott Offers

Each Sprott offer is subject to conditions, including, but not limited to, the number of GTU or SBT units (as applicable) in respect of which an Exchange Offer Election or Merger Election (as such terms are defined in the Sprott offers) has been made, together with the number of GTU or SBT units (as applicable) held as of the Expiry Time (as such term is defined in the Sprott offers) by or on behalf of Sprott, if any, representing at least 66 2/3% of the then issued and outstanding GTU or SBT units (as applicable); the receipt of all necessary governmental or regulatory approvals; no material adverse change in relation to GTU or SBT; GTU, SBT and the Sprott Physical Gold Trust and Sprott Physical Silver Trust (together with Sprott Physical Gold Trust, the “Sprott Physical Trusts”) not being prohibited by applicable law from completing the Merger Transactions (as such term is defined in the Sprott offers); and no litigation or regulatory order that may jeopardize the Sprott offers, as described in the Offer Documents (as defined below).

Each Sprott offer is open for acceptance until 5:00 p.m. (Toronto time) on December 7, 2015, unless extended or withdrawn. Concurrently with each of the Sprott offers and as contemplated under the declaration of trust of each of GTU and SBT, written consents, by way of a power of attorney granted to Sprott, requiring the approval of the holders of at least 66 2/3% of the GTU units and of the SBT units, respectively, are being solicited as part of the letter of transmittal to, among other things, authorize a qualifying exchange as part of the relevant Merger Transaction with Sprott Physical Gold Trust and Sprott Physical Silver Trust, respectively; replace the trustees of GTU and SBT (other than administrator nominees), respectively, with nominees to be designated by Sprott; and amend the declaration of trust of each of GTU and SBT to provide that GTU and SBT units shall be redeemable on demand at NAV and to reduce the tender required for a compulsory acquisition to 66 2/3%. In order for units of GTU or SBT to be tendered to the Sprott offers, a depositing unitholder will be required to provide the written consent referred to above and appoint Sprott, or an affiliate thereof, as its attorney and proxy holder for, among other things, the purposes of redeeming such unitholder’s units of GTU or SBT, as applicable, and executing a written resolution to replace certain of the trustees of GTU and SBT.

Full details of each Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the Notice of Extension and Variation dated June 22, 2015, the Notice of Extension and Variation dated July 7, 2015, the Notice of Extension and Variation dated August 4, 2015, the Notice of Change dated August 18, 2015, the Notice of Change dated August 28, 2015, the Notice of Variation dated September 4, 2015, the Notice of Extension dated September 18, 2015, the Notice of Extension and Variation dated October 9, 2015, the Notice of Extension dated November 2,

2015, the Notice of Variation dated November 4, 2015, the Notice of Extension and Change dated November 20, 2015 and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with each Sprott offer, the applicable Sprott Physical Trust has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (each, as amended, a “Registration Statement”), which contains a prospectus relating to the applicable Sprott offer (each a “Prospectus”). Sprott and Sprott Physical Gold Trust have also filed a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the Sprott offer for GTU. This news release is not a substitute for the Offer Documents, the Prospectuses, the Registration Statements or the Schedule TO.

GTU AND SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, THE SPROTT PHYSICAL TRUSTS, GTU, SBT AND THE SPROTT OFFERS. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

Important Notice

This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU, SBT, Sprott Physical Gold Trust or Sprott Physical Silver Trust. The Sprott offers are being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, the intentions of Sprott and the Sprott Physical Trusts and future financial and operating performance and prospects, statements with respect to the anticipated timing, mechanics, success, completion and settlement of the Sprott offers and the proposed ETF conversions, the tax consequences of the proposed ETF conversions including in connection with any subsequent redemptions, the anticipated redemptions following any ETF conversion, the anticipated U.S. market for the proposed ETFs following any conversion, the value of the units of Sprott Physical Gold Trust and Sprott Physical Silver Trust received as consideration under the Sprott offers, reasons to accept the Sprott offers, the purposes of the Sprott offers, our ability to complete the transactions contemplated by the Sprott offers or replace the trustees of GTU and SBT, the completion of the Merger Transactions, the outcome of any litigation or regulatory proceedings surrounding the Sprott offers, our ability to replace certain trustees of GTU and SBT prior to completion of the applicable Sprott offer and any commitment to acquire GTU and SBT units, our objectives, strategies, intentions, expectations and guidance and future financial and operating performance. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Sprott and the Sprott Physical Trusts identified and applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the execution of business and growth strategies, including the success of investments and initiatives; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the acquisition of all of the issued and outstanding units of, or substantially all of the assets and liabilities of, GTU and SBT; that all required regulatory approvals for the Sprott offers will be obtained and all other conditions to completion of the Sprott offers will be satisfied or waived. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to the risks discussed under the heading “Risk Factors” in each of the Sprott Physical Trusts’ most recent annual information forms and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Neither Sprott nor either Sprott Physical Trust assumes any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Information Concerning GTU and SBT

Except as otherwise expressly indicated herein, the information concerning GTU and SBT contained in this news release has been taken from and is based solely upon GTU’s and SBT’s public disclosure on file with the relevant securities regulatory authorities. Neither GTU nor SBT has reviewed this document or confirmed the accuracy and completeness of the information in respect of GTU or SBT contained in this news release. Although neither Sprott nor the Sprott Physical Trusts have any knowledge that would indicate that any information or statements contained in this news release concerning GTU or SBT taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, none of Sprott, either Sprott Physical Trust or any of their respective trustees, directors or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by GTU or SBT to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Sprott and the Sprott Physical Trusts. Sprott and the Sprott Physical Trusts have no means of verifying the accuracy or completeness of any of the information contained herein that is derived from GTU’s and SBT’s publicly available documents or records or whether there has been any failure by GTU or SBT to disclose events that may have occurred or may affect the significance or accuracy of any information.

About Sprott Asset Management LP

Sprott Asset Management LP is the investment manager to the Sprott Physical Trusts. Important information about each of the Sprott Physical Trusts, including its investment objectives and strategies, applicable management fees, and expenses, is contained in the current annual information form for each of the Sprott Physical Trusts, which can be found on its website, in the U.S. on www.sec.gov and in Canada on www.sedar.com. Commissions, management fees, or other charges and expenses may be associated with investing in the Sprott Physical Trusts. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated. To learn more about Sprott Physical Gold Trust or Sprott Physical Silver Trust, please visit sprottphysicalbullion.com.

Source: Sprott Asset Management, Sprott Physical Gold Trust, Sprott Physical Silver Trust

For more information:

Glen Williams

Director of Communications

Sprott Group

Direct: 416-943-4394

or

For Canadian Media:

Ian Robertson

Kingsdale Shareholder Services

Vice President, Communications

Direct: 416-867-2333 or Cell: 647-621-2646

or

For U.S. Media:

Dan Gagnier / Pat Scanlan

Sard Verbinnen & Co

212-687-8080